

August 19, 2022

Patrick Orlando
Chairman and Chief Executive Officer
Digital World Acquisition Corp.
78 SW 7th Street
Miami, FL 33130

> **Re: Digital World Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 5, 2022**
> **File No. 001-40779**

Dear Mr. Orlando:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that the closing of the PIPE is conditioned on the "concurrent" closing of the Business Combination and on the PIPE resale registration statement being declared effective no later than the closing of the Business Combination. Additionally, we note that the securities purchase agreements with the PIPE investors contemplates those investors having the ability to sell their securities as soon as the Business Combination is completed. Generally, securities issued in a private transaction may not be registered for resale pursuant to Rule 415 until after the private placement is completed. Refer to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance. Given that the investors are not irrevocably bound to purchase the securities, it appears that the PIPE is unlikely to proceed in its current form. Please revise to provide prominent cautionary language and risk factor disclosure highlighting the risks associated with the parties needing to restructure the PIPE and the securities purchase agreements, and the consequences to the parties if the PIPE investors decline to proceed.

2.   Revise to provide pagination for the proxy statement. Refer to Rule 14a-5(a).

Background

TMTG Business Combination

3.   With a view toward revised disclosure, please tell us whether the parties have amended or made efforts to amend the Merger Agreement in light of the Extension Amendment Proposal.

4.   Revise to provide a meaningful summary and discussion of the terms of the PIPE arrangements, including the unique features and the related risks to stockholders that are being asked to approve the Extension Amendment Proposal.

Risk Factors

There are no assurances that the Extension...

5.   Please expand your disclosure to include a discussion of the termination rights of Trump Media & Technology Group Corp. and the PIPE investors. In this regard, we note that Section 8.1 of the merger agreement permits Trump Media & Technology Group Corp. to terminate the agreement after September 20, 2022 (or December 20, 2022 if the purchaser exercises its right to extend the agreement) and Section 5.1 of the securities purchase agreement permits the PIPE investors to terminate the agreement after September 20, 2022, in each case if the business combination has not been consummated by the respective date. Also, disclose that there can be no assurance that you will find an alternative target if you are unable to consummate the business combination with Trump Media & Technology Group Corp.

We may be deemed a "foreign person" under the regulations relating to CFIUS...

6.   We note your disclosure that the Sponsor is not controlled by a non-U.S. person and that, to the best of the Company's knowledge, other than the members holding an approximate 17.2% minority interest in the Sponsor, the Sponsor does not have substantial ties with any non-U.S. persons. With respect to the remaining 82.8% owned by U.S. persons on a look-through basis, tell us whether they have substantial ties with non-U.S. persons.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology